Keegan Resources Announces Land Swap for Small Scale Mining Reserve

at its Esaase Gold Project

Highlights:

•

Acquired 10.3 square kilometres of high priority exploration ground immediately on strike to the southwest of the Esaase main zone.

•

Company set to initiate extensive exploration plans for 2013 at Esaase.

Vancouver, British Columbia, November 21, 2012: Keegan Resources Inc. (“Keegan” or “Company”) (TSX: KGN) is pleased to announce that it has completed the acquisition of the Small Scale Mining Reserve located immediately on strike to the southwest of the Esaase main zone.  The area was previously reserved by the Government of Ghana exclusively for small scale mining activity.  The Company reached an Agreement (the “Land Swap Transaction”) in April 2012 with the Mpatoam Small Scale Mining Company under which it has exchanged a portion of its Jeni River Mining Lease (12.5 square kilometres) for the Small Scale Mining Reserve (10.3 square kilometres).  On October 30, 2012 the Minister of Lands and Natural Resources approved the certificate of surrender of the Small Miners concessions and on November 20, 2012 the Minerals Commission updated the official Mineral Cadastral Map to reflect the relinquished Jeni River concession area and Keegan’s addition of the Small Scale Mining Reserve to the Jeni River Mining Lease.

The newly acquired ground represent a high-priority exploration target located approximately two kilometres southwest of the Esaase main zone.  Electromagnetic survey data and mapping of alluvial workings in the area show that there are two significant sources of alluvial gold in the Jeni River drainage area – the Esaase main zone and the new target.  Please refer to the map at the end of this release or visit the website at www.keeganresources.com.

Keegan has re-initiated exploration activity at the Esaase site with the top priority being the evaluation of the newly acquired ground.  Keegan expects to begin work on the property in the coming weeks and to mobilize a drill to the property early in 2013.  The Company also announces the appointment of Benjamin Gelber as Manager Exploration.  Benjamin has been involved in the exploration activity at Esaase for the past four years.  Richard Haslinger will continue to support Benjamin in his new role as a geological consultant to the Company.

Shawn Wallace, Chairman commented:  “The completion of the Land Swap Transaction represents a significant milestone for Keegan.  The entire Keegan team has been working on this transaction for well over three years and its completion represents a substantial step towards achieving one of our main strategic objectives – to continue to explore and make strategic land acquisitions that provide growth opportunities for the Company. The Company has long held the view that this particular target was the most attractive known opportunity to add to the substantial gold resources already outlined at Esaase.”

“The Land Swap Transaction also creates important benefits for local stakeholders and small scale legal alluvial miners by exchanging ground that has seen alluvial gold fully depleted for a portion of our Jeni River concessions that has strong potential for hosting alluvial gold.  This is truly a win-win situation for Keegan shareholders and the local Ghanaian small scale miners.”

On behalf of the Board of Directors,

Shawn Wallace, Chairman of the Board

About Keegan Resources Inc.

Keegan is a gold development company focussing on near term gold production at its high grade multi-million ounce Esaase gold project in Ghana. The Company offers investors the opportunity to share ownership in the rapid exploration and development of high quality pure gold assets. Keegan is focused on its wholly owned flagship Esaase gold project (3.83 million ounces of gold in the Measured and Indicated category with an average grade of 1.73 g/t Au and 1.25 million ounces of gold in the Inferred category at an average grade of 1.75 g/t Au, based on a 0.8 g/t Au cut-off) located in Ghana, West Africa; a highly favourable and prospective jurisdiction. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. The Company is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Keegan trades on the TSX and the NYSE MKT under the symbol KGN.

For more information about Keegan Resources, contact Investor Relations at 604-683-8193, Toll Free at 1-800-863-8655, or visit the website at www.keeganresources.com.

Forward Looking and other Cautionary Information

Financial terms of the acquisition were not released but are not material to the Company.  This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

615000
620000
625000
725000
720000
Esaase Gold Deposit
Alluvial Gold Sources
EM Signatures
Alluvial Mining Boundary
Newly Acquired Ground
High Priority Exploration Target
LEGEND
Esaase Pit Run 23
Keegan Concessions
Newly Acquired Ground
Alluvial Mining Boundary
Gravel
Paved
Streams and Rivers
Contours (50 ft)
Waterbodies
Nov 8 2012
Keegan Resources Inc.
Draw n By: GG
Esaase Project, Ghana
Datum: WGS84
Keegan Concessions with EM Geophysics
UTM Zone 30N
1: 50,000 Scale